EXHIBIT 3
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                 CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

                                [GRAPHIC OMITTED]
                         [LOGO - HARVEST ENERGY TRUST]

                       HARVEST ENERGY TRUST - NEWS RELEASE
                           (HTE.UN - TSX; HTE - NYSE)

                 HARVEST ENERGY TRUST ANNOUNCES ADOPTION OF NEW
             PREMIUM DISTRIBUTION(TM), DISTRIBUTION REINVESTMENT AND
                        OPTIONAL TRUST UNIT PURCHASE PLAN

CALGARY, AUGUST 17, 2005 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest") is pleased to announce that, subject to receiving regulatory approval, it intends to replace its previously announced distribution reinvestment plan and optional trust unit purchase plan with a Premium Distribution(TM), Distribution ReinvestmeNT and Optional Trust Unit Purchase Plan (the "Plan"). Harvest expects to receive the required regulatory approval within the next few days which will allow eligible unitholders to participate in the Plan in respect of the distributions payable on September 15, 2005 to unitholders of record on August 25, 2005. Harvest will make a further announcement upon receiving such regulatory approval. REGISTERED AND BENEFICIAL UNITHOLDERS WHO ARE NOT RESIDENT IN CANADA ARE NOT ELIGIBLE TO PARTICIPATE IN THE PLAN.

The Plan allows eligible unitholders to direct that their monthly cash distributions be reinvested in additional trust units at 95% of the average market price (as defined in the Plan) on the applicable distribution date, as is the case under the existing distribution reinvestment plan. The Plan now includes a unique feature which allows eligible unitholders to elect, under the Premium Distribution(TM) component of the Plan, to have theSE additional trust units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such unitholders would have otherwise been entitled to receive on the applicable distribution date (subject to a proration in certain events under the Plan). Canaccord Capital Corporation has been designated as the plan broker under the Premium Distribution(TM) component of the Plan.

In addition, the Plan allows those unitholders who participate in either the distribution reinvestment component or the Premium Distribution(TM) component of the Plan to participate in the optional trust unit purchase componeNT of the Plan. This allows unitholders to purchase additional trust units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $5,000 per remittance and up to $100,000 aggregate amount of remittances by a unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding trust units. Generally, no brokerage fees or commissions will be payable by participants for the purchase of trust units under the Plan, but unitholders should make inquiries with their broker, investment dealer or financial institution through which their trust units are held as to any policies of such party that would result in any fees or commissions being payable.

Harvest reserves the right to limit the amount of new equity available under the Plan on any particular distribution date. Accordingly, participation may be prorated in certain circumstances.

To participate in the Plan, registered unitholders must fax or otherwise deliver their properly completed and signed enrolment forms to Valiant Trust Company at the fax number or address specified in the enrolment forms no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution


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(TM) denotes trademark of Canaccord Capital Corporation

PRESS RELEASE                                                   AUGUST 17, 2005
HARVEST ENERGY TRUST                Page 2 of 2


record date in order for the distribution to which such record date relates to be reinvested under the Plan. Unitholders who wish to participate in the Plan in conjunction with the recently announced distribution payable on September 15, 2005, must deliver their properly completed and signed enrolment forms no later than 3:00 p.m. (Calgary time) on August 24, 2005. Harvest reserves the right to accept enrolment forms that are delivered after this time. Participants in Harvest's existing distribution reinvestment plan will automatically be enrolled in the distribution reinvestment component of the new Plan. Participants in Harvest's existing distribution reinvestment plan who wish to participate in the Premium Distribution(TM) component of the new Plan may do so by delivering properLY completed and signed enrolment forms by the aforementioned deadline.

Beneficial unitholders (I.E., owners of trust units that are held through a nominee such as a broker or custodian) who wish to participate in the Plan should contact their broker, investment dealer, financial institution, or nominee through which their Harvest trust units are held to inquire about the applicable enrolment deadline and to request enrolment in the Plan.

Copies of the Plan, questions and answers, and enrolment forms are available on Harvest's website at www.harvestenergy.ca under the heading "Financial Information", or directly from Harvest's Investor Relations at (403) 265-1178 or toll free at (866) 666-1178.

PARTICIPATION IN THE PLAN DOES NOT RELIEVE UNITHOLDERS OF ANY LIABILITY FOR TAXES THAT MAY BE PAYABLE ON DISTRIBUTIONS. UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX IMPLICATIONS OF THEIR PARTICIPATION IN THE PLAN HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

UNITHOLDERS SHOULD CAREFULLY READ THE COMPLETE TEXT OF THE PLAN BEFORE MAKING ANY DECISIONS REGARDING THEIR PARTICIPATION IN THE PLAN.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The securities offered have not been and will not be registered under the United States SECURITIES ACT OF 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

Harvest Energy Trust is a Calgary based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN" and on the New York Stock Exchange (NYSE) under the symbol "HTE". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.


INVESTOR & MEDIA CONTACTS:
--------------------------------------------------------------------------------
          JACOB ROORDA
           President
                                      CORPORATE HEAD OFFICE:
---------------------------------     Harvest Energy Trust
                                      2100, 330 - 5th Avenue S.W.
           DAVID RAIN                 Calgary, AB   Canada   T2P 0L4
      Vice President & CFO
                                      PHONE:     (403) 265-1178
---------------------------------     TOLL FREE: (866) 666-1178
                                      Fax:       (403) 265-3490
           CINDY GRAY                 EMAIL:     information@harvestenergy.ca
      Investor Relations &            WEBSITE:   www.harvestenergy.ca
     Communications Advisor
     gray@harvestenergy.ca
--------------------------------------------------------------------------------

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas development, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.